

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

March 7, 2007

Carl A. Young
Chief Financial Officer
Turbosonic Technologies, Inc.
550 Parkside Drive, Suite A-14
Waterloo, Ontario, Canada N2L 5V4

> **RE: Turbosonic Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-21832**

Dear Mr. Young:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Scott Watkinson, Staff Accountant, at (202) 551-3741.
        .

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief